December 17, 2024

Jiangang Luo
Chief Executive Officer
Bowen Acquisition Corp
420 Lexington Avenue, Suite 2446
New York, New York 10170

Liangwen Wang
Chief Financial Officer
Qianzhi Group Holdings (Cayman) Limited
1705, Block B, KK 100 Building
5016 East Shennan Road
Luoho District, Shenzhen
Guangdong Province, 51800
Peoples Republic of China

       Re: Bowen Acquisition Corp
           Amendment No. 5 to Registration Statement on Form S-4
           Filed December 12, 2024
           File No. 333-282021
Dear Jiangang Luo and Liangwen Wang:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-4
General

1. We understand you are planning to request effectiveness of your Registration
 December 17, 2024
Page 2

       Statement on Form S-4 before completing the CSRC process. Please confirm in writing that you will notify us promptly of any changes to your disclosure regarding, or requested by, the CSRC. In addition, please tell us how you plan to notify investors about receiving approval from the CSRC.
       Please contact Li Xiao at 202-551-4391 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Jeffrey Gallant, Esq.